REPUBLIC FIRST BANCORP, INC.

Confidential Treatment of Portions of this Letter Has Been
Requested by Republic First Bancorp, Inc.
Pursuant to 17 C.F.R. § 200.83.
Brackets denote such omissions.

October 17, 2014

VIA EDGAR

Mr. Gus Rodriguez
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Republic First Bancorp, Inc.
Form 10-K for Fiscal Period Ended December 31, 2013
Filed March 24, 2014
File No. 000-17007

Dear Mr. Rodriguez:

This letter sets forth the responses of Republic First Bancorp, Inc. (the “Company” or “we” or “our”) to your letter, dated September 11, 2014, regarding the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2013 (the “Annual Report”).  Each of your comments is set forth below, followed by the related response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Results of Operation and Financial Condition
Results of Operation

Allowance for Loan Losses, page 46

1.
We note the significant increase in the amount of delinquent loans in the 30-59 day category and the level of impaired loans which occurred during the fourth quarter of fiscal 2013 (i.e., from $380,000 at September 30, 2013 to $21.5 million at the end of fiscal 2013), which was primarily due to two lending relationships.  We also note that during the fourth quarter of 2013 you recorded a loan loss provision in the amount of $3.6 million on a single lending relationship becoming impaired, which was the result of the receipt of an updated appraisal which indicated a collateral deficiency.  Please address the following in your response letter:

•
Provide us with specific loan information and respective payment histories for the two lending relationships noted above and the amount of the specific loan loss provision recorded in the fourth quarter of 2013.

Response:

The increase in delinquent loans in the 30-59 day category during the fourth quarter of fiscal 2013 was primarily driven by two loan relationships which will be referred to as Loan 1 and Loan 2 for purposes of this response.  As of December 31, 2013, Loan 1 had an outstanding balance of $5.3 million and Loan 2 had an outstanding balance of $12.7 million.  Payment histories for both loans have been provided on a separate schedule attached to this response (see Exhibit A).

Loan 1 is a commercial real estate loan which financed the purchase, renovation and expansion of a mixed-use conglomerate of rental properties built at various times consisting of residential apartment units, art studios, commercial space and light industrial facilities. This loan was originated by the Company in July 2007.

This loan has fallen into the 30-59 day delinquency on occasion since its inception.  The borrower has owned more than two hundred rental properties in the past which are financed by multiple financial institutions. It appears that delinquency often occurs as a result of confusion associated with the volume of properties owned and managed by the borrower. Once contacted the borrower promptly remedies any delinquent payments.  At December 31, 2013, this loan was 30 days delinquent.  This delinquency was cleared in January 2014.  This loan matured on April 1, 2014. We have requested that the borrower hire an external property manager to handle the collection of rent payments as a condition of renewal.  Loan payments were temporarily converted to interest-only while the terms of renewal were negotiated.  The borrower accepted the proposed terms and conditions and the renewal was completed in April 2014. Principal and interest payments resumed in May 2014 and the borrower has remained current through the period ended June 30, 2014.

A regular analysis of the borrower’s financial condition is prepared and reviewed by management of the Company.  This loan has not been classified as impaired at any time since its origination.

Loan 2 is a commercial real estate loan originated in March 2006.  Proceeds from the loan were used to construct a 168,000 square foot retail complex on approximately 29 acres of land.  The complex consists of multiple tenant spaces ranging in size from 100 to 10,000 square feet.  The loan is collateralized by the land and building which had originally been appraised well in excess of the original loan amount and was further supported by the personal guarantees of the two partners (the “borrowers”) that own the property.  The borrowers consistently made regular principal and interest payments on the loan for more than six years since the origination in 2006.

In 2012, the borrowers entered into a tentative agreement of sale to sell the property for a price that exceeded the outstanding balance of the loan.  At that time they agreed to replace the property management company that oversaw the daily operation of the retail complex with another management company recommended by the buyer. The sale of the property did not occur and the new property management company did not have the level of experience required to manage the retail complex which resulted in an increase in vacancies and a decreased level of cash flow causing delinquency in loan payments beginning in the third quarter of 2012.

The borrowers promptly replaced the property management company and quickly stabilized vacancies and rent collections.  Regular loan payments were made for the remainder of 2012 and throughout 2013.  Progress was also made by the borrowers during this time period in catching up on the delinquent loan payments which occurred during the third quarter of 2012.  This loan relationship was less than 30 days past due as of September 30, 2013.

In the fourth quarter of 2013, this loan fell back into the 30-59 day past due delinquency category.  During this period we found that real estate taxes were also delinquent on the retail complex.  In addition, we also discovered that one of the borrowers had fraudulently conveyed assets to other family members which significantly diminished our ability to rely on the personal guarantee to recover full repayment of the loan. Accordingly we determined that this loan should be classified as an impaired loan and ordered a current appraisal on the collateral supporting the loan.  Based on the updated appraisal and an assessment of outstanding real estate taxes we calculated a collateral deficiency and recorded a loan loss provision in the amount of $3.6 million during the quarter ended December 31, 2013.  While we believe there is a significant level of personal assets between the borrowers which would be more than sufficient to cover the collateral deficiency we are not relying on their personal guarantees to satisfy full repayment when calculating the loan loss provision.

•
Tell us the outstanding loan balances and the levels of specific valuation allowances recorded (i.e. and how these amounts were determined) on each of these loans at December 31, 2012 and each subsequent quarter through December 31, 2013 and the interim periods of 2014.

Response:

The outstanding loan balances and levels of specific valuation allowances have been provided on a separate schedule attached to this response (see Exhibit B).

Loan 1 has not been classified as impaired at any time since origination.  A specific valuation allowance is not required.

We determined Loan 2 to be impaired during the fourth quarter of 2013.  A specific valuation allowance was calculated by preparing an individual collateral evaluation analysis for this loan.  Including the amount participated out to another financial institution, the total outstanding balance on the loan was $14.4 million at December 31, 2013.  An updated appraisal on the retail complex valued the property at $13.0 million. Estimated costs associated with the resolution of the loan including payment of outstanding real estate taxes, a real estate broker commission, repairs to the property and other closing costs amounted to $2.6 million. The  fair value after consideration of estimated disposal costs  was estimated at $10.4 million resulting in a collateral deficiency of $4.0 million.  A portion of this loan has been participated out to another financial institution.  Our participation amount is equal to 88.5% which results in a specific valuation allowance on our books in the amount of $3.6 million.

•
Explain the triggering events which occurred during the fourth quarter of fiscal 2013 which caused these loans to become impaired and the specific valuation allowances recorded due to the collateral deficiencies;

Response:

Loan 1 has not been classified as impaired at any time since origination.  In the fourth quarter of 2013, Loan 2 fell back into the 30-59 day past due delinquency category.  During this period we found that real estate taxes were also delinquent on the property which serves as collateral for the loan.  In addition, we also discovered that one of the borrowers had fraudulently conveyed assets to other family members which significantly diminished our ability to rely on the personal guarantee to recover full repayment of the loan. Accordingly we determined that this loan should be classified as an impaired loan during the fourth quarter of 2013 and ordered a current appraisal on the collateral supporting the loan.  A specific valuation allowance in the amount of $3.6 million was recorded as a result of the collateral deficiency.

•
Tell us your appraisal policy for loans which have been delinquent or have been identified internally as classified loans and indicate the dates of the recent and prior appraisals on these two lending relationships.

Response:

Our appraisal policy suggests that we consider obtaining an updated appraisal for loans that are less than 90 days delinquent or downgraded to the Special Mention category.  When a loan becomes 90 days delinquent and is transferred to nonaccrual status an updated appraisal is required.

Delinquent loans and loans classified in the Special Mention category are reviewed by the Company’s internal Asset Recovery Committee on a quarterly basis.  This committee assesses the circumstances surrounding each loan reviewed and determines when an updated appraisal should be ordered.  Updated appraisals are considered current for a period of twelve months.  New appraisals are obtained on an annual basis until the loan is upgraded or resolved.

The collateral supporting Loan 1 was appraised at the time the loan was originated in June 2007.  The most recent appraisal for Loan 1 is dated February 2014.  The collateral supporting Loan 2 was also appraised at the time the loan was originated in February 2006.  A current appraisal was recently obtained and is dated March 2014.

•	Tell us whether these loans were classified as nonaccrual or identified as being impaired at December 31, 2012 or at any subsequent quarter through December 31, 2013.

Response:

Loan 1 was not classified as nonaccrual or identified as impaired at December 31, 2012 or at any subsequent quarter through December 31, 2013.  Loan 2 was not classified as nonaccrual at December 31, 2012 or at any subsequent quarter through December 31, 2013, but was determined to be impaired during the fourth quarter of 2013. Loan 2 was transferred to nonaccrual status during the quarter ended June 30, 2014 as a result of the circumstances surrounding the borrowers’ financial condition and delinquency in loan payments in excess of 90 days.  During this period we also commenced litigation against one of the borrowers alleging fraudulent conveyance of assets which had previously been represented to be available to support full repayment of this loan.

Specific risk rating classifications for Loan 1 and Loan 2 at each quarter end have been provided in a separate schedule attached to this response (see Exhibit B).

•	Tell us your loan charge-off policy once a specific valuation allowance has been recorded on specifically identified impaired loans.

Response:

Our credit monitoring process assesses the ultimate collectability of an outstanding loan balance from all potential sources. When a loan is determined to be uncollectible it is charged-off against the allowance for loan losses. Unsecured commercial loans  are charged-off immediately upon reaching the 90-day delinquency mark.  All consumer loans are also charged-off immediately upon reaching the 90 day delinquency mark unless they are well secured and in the process of collection.  The timing on charge-offs of all other loan types is subjective and will be recognized when we determine that full repayment, either from the cash flow of the borrower, collateral sources, and/or guarantors, will not be sufficient and that full repayment is not probable.

Factors considered when evaluating the probability of full repayment include serious delinquency, deteriorating financial condition of borrowers and guarantors, reductions in appraised collateral values and bankruptcy proceedings.  The likelihood of possible recoveries or improvements in a borrower’s financial condition is also assessed when considering a charge-off.  A full or partial charge-off is recognized equal to the amount of the estimated deficiency calculation.

•	Tell us the risk rating classification of these loans at December 31, 2012 and at each subsequent quarter through December 31, 2013 and the interim periods of 2014.

Response:

The risk rating classification at each quarter end for both loans discussed in this response have been provided in a separate schedule attached to this response (see Exhibit B).  Risk ratings for these loans are periodically reviewed by an internal loan review committee, federal and state regulatory agencies and our independent external audit firm.

*           *           *

We hope that the foregoing information is responsive to your requests.

The Company acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Company. The Company also acknowledges that Staff comments or changes in response to Staff comments in the proposed disclosure in the documents filed pursuant to the Securities Exchange Act of 1934 and reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Company also represents that Staff comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information, please contact the undersigned at (215) 430-5850.

Very truly yours,
/s/ Frank A. Cavallaro
Frank A. Cavallaro
Executive Vice President and
Chief Financial Officer

cc:           Mr. Marc Thomas, Securities and Exchange Commission

Exhibit A

[***Redacted***]

Exhibit B

[***Redacted***]